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W. Thomas Conner Admitted to practice in Washington, D.C., Virginia and Massachusetts Direct Phone: +1 804 344 3441 Email: tconner@reedsmith.com

May 17, 2017

VIA EDGAR

Lisa N. Larkin U.S. Securities & Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:

GraniteShares ETF Trust
Registration Statement on Form N-1A
File No. 333-214796; 811-23214

Dear Ms. Larkin:

On behalf of the registrant, GraniteShares ETF Trust (the “Registrant”), we are responding to the Staff’s oral comments provided on May 12, 2017 to the undersigned in regards to Pre-Effective Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 3 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement.

1.	Comment:	In accordance with Instruction 1.(a) of Item 3 of Form N-1A, round the dollar amounts in the “Examples” to the nearest dollar.
Response:

The dollar amounts have been rounded to the nearest dollar – for the GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF, the amount for 1 Year is $26, and the amount for 3 Years is $81; for the GraniteShares S&P GSCI Commodity Broad Strategy No K-1 ETF, the amount for 1 Year is $36, and the amount for 3 Years is $113.

2.	Comment:	Please explain to the Staff supplementally whether the Adviser will be entitled to recoupment of organizational and offering costs already expended. If so, disclose the terms and conditions of such recoupment.
	Response:	The Adviser is not entitled to recoupment of organizational or offering costs already expended.
3.	Comment:	The Staff reissues Comments 11 and 35 that were initially provided in connection with Pre-Effective Amendment No. 2:

May 17, 2017 Page 2

Comment 11. Please disclose that the Adviser to each Fund’s Cayman Subsidiary complies with the provisions of the Investment Company Act of 1940 relating to advisory contracts.
Response: The following sentence currently appears in the “Principal Investment Strategies” section in the summary sections of the Prospectus for each Fund: “The Subsidiary is advised by the Adviser.” This sentence will be revised to state: “The Subsidiary is advised by the Adviser, and the Adviser complies with the provisions of the Investment Company Act of 1940 relating to advisory contracts.”
Comment 35. Please include the investment advisory contract between the Adviser and each Fund’s Subsidiary as a material contract in Part C of the Registration Statement.
Response: The investment advisory contracts between the Adviser and each Fund’s Subsidiary have been included as exhibits in Pre-Effective Amendment No. 3.

4.	Comment:	Please confirm supplementally that the amounts reflected for Year 3 in the Example do not reflect the fee waiver.
	Response:	The Registrant confirms that the amounts reflected for Year 3 in the Example do not reflect the fee waiver.
5.	Comment:	In the section of the Prospectus captioned “Portfolio Management,” disclose the period during which Benoit Autier has been the portfolio manager of each Fund.
	Response:	The referenced sentence has been revised to state: “Benoit Autier has been the portfolio manager of each Fund since May 2017.”
6.	Comment:	Please disclose somewhere how the two indexes underlying the Funds differ, or explain why the Registrant does not believe it is necessary or appropriate.
Response:

The following sentence will be inserted immediately before the fourth sentence of the first paragraph in the “Principal Investment Strategies” section of the summary section of the Prospectus relating to the GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF”: “The weightings of the components of the BCOM Benchmark are based on (1) liquidity data, which is the relative amount of trading activity of a particular commodity; (2) production data, which measures the importance of a commodity to the world economy; and (3) diversification rules that attempt to reduce disproportionate weightings of any single commodity.”

May 17, 2017 Page 3

7.	Comment:

In the section of the Statement of Additional Information captioned “Control Persons and Principal Holders of Securities,” please correct the statement that the Funds are new and have no outstanding shareholders.

	Response:	The sentence has been revised to state: “The Adviser was the sole shareholder of the Funds as of the date of this Statement of Additional Information.”

Please call the undersigned with questions or comments.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

WC:gp